Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coterra Energy Inc.

Commission File No.: 1-10447

Merger Update – April 28, 2026

The executive team has spent significant time identifying the next level of leaders. Today we are announcing those leaders and their base location.

Please note that we expect many teams to have employees in multiple locations going forward.

Leadership Structure by Executive

Adam Vela, General Counsel, SVP

Brooke Baum VP Public & Government Affairs Houston	Marcus Bolinder VP Corporate Governance & Secretary, Assoc General Counsel Houston	Jeremy Webb VP Deputy General Counsel OKC

Andrea Alexander, Chief Administrative Officer, SVP

Cathy Lebsack VP Human Resources Strategy & Innovation OKC	Katia DeVaux Director Total Rewards Houston	Carola McCullough Manager Talent Acquisition OKC	Shelley Conroy Director Org Development Houston	Kent Chrisman VP Corp Services & Security OKC

Blake Sirgo, Operations, EVP

Matt Hinson VP D&C OKC	Skipper Herring VP D&C Strategic Advisor OKC	Darrell Kelly VP EHS Houston	Mike Dionisio VP Supply Chain OKC

Kevin Smith, Subsurface, SVP

Rita Behm VP Corporate Reservoir Engineering Houston	Trevor Ingle Director Integrated Subsurface OKC	Bryan Phillips VP Asset Planning Houston

Jeff Ritenour, Chief Corporate Development Officer, EVP

Scott Coody VP Strategic Planning OKC	Lindsey Miles VP Land & Regulatory OKC	Will Sirgo VP Asset Evaluation Houston	Clay Morgan VP Corporate Development Houston	Greg Horne VP Marketing & Midstream OKC

John Raines, E&P EVP, Permian

Justin Porter VP Permian Asset Development OKC	Brad Cantrell VP Permian Production, Facilities & Strategic Growth Midland	Derek Sumner VP Permian Midstream & Infrastructure OKC	Cory Desantis Director Permian Asset Planning OKC

Michael DeShazer, E&P EVP, Anadarko, Eagle Ford, Marcellus & Rockies

Ryan Cordes VP Marcellus Business Unit Pittsburgh	Jason Hildebrand VP Anadarko & Eagle Ford Business Unit OKC	William Westler VP Rockies Business Unit OKC

Shane Young, Chief Financial Officer, EVP

Greg Conaway VP Chief Accounting Officer Houston	Dan Guffey SVP Corporate Finance Houston	Mandy Fuller VP Internal Audit OKC	Darin Lawson Sr Director Tax OKC

John Sherrer, VP Accounting & Controller, will report to Greg Conaway and work from OKC.

Trey Lowe, Chief Technology Officer, EVP

Heath Satterfield VP CIO OKC	Doyle Kindle Director Subsurface Technology Houston	Drew Dahmann Director Production Ops Technology OKC	Jonathan White Sr Manager Ops Technology OKC	Joe Wempe Sr Manager AI Platforms OKC

Tom Hellman, New Ventures, SVP

Alex Biholar Geothermal Manager OKC	Philip Johnson VP Production Houston	Ken Pfau VP Exploration Houston	Nathan Ray New Ventures Manager Houston

Timing for Remaining Org Announcements

We are targeting six weeks from close date to inform employees of their status, leader, and location for all corporate offices. However, thoughtful decisions are the priority, and if we need more than six weeks, we will take the additional time needed. Field-based employee notifications will follow soon after this timing.

Staying connected

We remain committed to keeping you updated as additional decisions are made, and we progress in our integration planning efforts. We have already started working on talent decisions for the rest of the new organization, including locations, and will start to make those announcements once those decisions are finalized.

Reminder

We currently anticipate a close date on or around May 7, 2026.

Until the transaction closes, Devon and Coterra continue to operate as independent companies. We ask that you remain focused on safety, operational excellence, and supporting one another as we work through the integration planning process.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon and Coterra, Devon filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, on March 24, 2026 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement on Form S-4 was declared effective by the SEC on March 26, 2026. Each of Devon and Coterra filed a definitive Joint Proxy Statement/Prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC on March 30, 2026 and commenced mailing to their respective stockholders on or about March 30, 2026. Each of Devon and Coterra may also file with or furnish to the SEC other relevant documents regarding the Proposed Transaction. This current report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document that Devon or Coterra has filed or may file with or furnish to the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain copies of the registration statement and the Joint Proxy Statement/Prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to those, identified below.

With respect to the Proposed Transaction, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the expected dividends and share repurchases, as well as related growth and yield, may not be approved by the board of directors of the combined company or realized on the stated timeline or at all; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.